

05041790

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: ~~September 30, 1998~~
Estimated average burden hours per response . . . 12.00

RECD S.E.C.
MAR 7 2005
603

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13968

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Soderberg, Douglas Gunard ~~Soderberg~~ d/b/a Soderberg and Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Broadway
(No. and Street)

Lynnfield (City) MA (State) 01940 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony F. Lucia 781-245-7848 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Caniff and Associates
(Name — if individual, state last, first, middle name)

220 Broadway (Address) Lynnfield (City) MA (State) 01940 (Zip Code)

PROCESSED
MAY 17 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

AM 5-17-2005

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5*

OATH OR AFFIRMATION

I, Douglas G. Soderberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Soderberg and Company, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


LYNNE A. PAINE
MY COMMISSION EXPIRES
08-20-2010
COMMONWEALTH OF MASSACHUSETTS
NOTARY PUBLIC

Signature

Owner

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 1996
Estimated average burden hours per response . . . 12.00	

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER
Douglas Gunard Soderberg d/b/a
Soderberg and Company [13]

SEC FILE NO.
8-13968 [14]

FIRM I.D. NO.
13-03452 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)
200 Broadway [20]
(No. and Street)

Lynnfield [21] MA [22] 01940 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY)
1-1-04 [24]

AND ENDING (MM/DD/YY)
12-31-04 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas G. Soderberg [30]

(Area Code)—Telephone No.
781-593-9511 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:
[32]
[34]
[36]
[38]

OFFICIAL USE
[33]
[35]
[37]
[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [ ] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.


SEC MAIL
PROCESSING
RECEIVED
MAR 0 7 2005
WASH, D.C.
202
SECTION

Dated the 18th day of February 2005
Manual signatures of:

1) Douglas G. Soderberg, Owner
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

DOUGLAS G. SODERBERG
A/K/A
SODERBERG AND COMPANY
(A SOLE PROPRIETORSHIP)

REPORT ON EXAMINATION
OF FINANCIAL STATEMENTS
DECEMBER 31, 2004

DOUGLAS G. SODERBERG

A/K/A

SODERBERG AND COMPANY

(A SOLE PROPRIETORSHIP)

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

DECEMBER 31, 2004

C O N T E N T S

Douglas G. Soderberg
A/K/A Soderberg and Company (a sole proprietorship)
Lynnfield, Massachusetts

I have examined the statement of financial condition of Douglas G. Soderberg, A/K/A Soderberg and Company (a sole proprietorship), as of December 31, 2004, and the related statement of income, changes in proprietor's capital, and statement of cash flow for the year then ended. My examination was made in accordance with generally accepted auditing standards and, accordingly, included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances.

My examination was limited to the assets and liabilities recorded on the books of the proprietorship. I did not examine any of the assets and liabilities of the proprietorship that are not recorded on the books of account of the proprietorship as of December 31, 2004.

In my opinion, subject to the effect on the financial statements of the matter referred to in the preceding paragraph, the aforementioned financial statements present fairly the financial position of Douglas G. Soderberg, A/K/A Soderberg and Company (a sole proprietorship), at December 31, 2004, and the results of its operations and changes in its financial position for the year then ended, in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year.

Also, I have examined the supplementary schedule on pages 9 and 10 and, in my opinion, it presents fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.



Bernard L. Caniff, Jr., CPA
Lynnfield, Massachusetts
February 2, 2005

DOUGLAS G. SODERBERG

A/K/A

SODERBERG AND COMPANY

(A SOLE PROPRIETORSHIP)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$ 11,969
Marketable securities	56,399
Total assets	$ 68,368

LIABILITIES AND PROPRIETOR'S CAPITAL

Subordinated liabilities	$ --
Proprietor's capital	68,368
Total liabilities and proprietor's capital	$ 68,368

The accompanying notes are an integral part of the financial statements

DOUGLAS G. SODERBERG

A/K/A

SODERBERG AND COMPANY

(A SOLE PROPRIETORSHIP)

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2004

INCOME	
Commissions earned	$ 15,392
Dividend income	543
Interest income	109
Unrealized gains on securities	3,456
Total income	$ 19,500
EXPENSES	
Dues and licenses	1,712
Accounting expense	2,500
Total expenses	4,212
NET INCOME	$ 15,288

The accompanying notes are an integral part of the financial statements

DOUGLAS G. SODERBERG

A/K/A

SODERBERG AND COMPANY

(A SOLE PROPRIETORSHIP)

STATEMENT OF CHANGES IN PROPRIETOR'S CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2004

Proprietor's capital, at beginning of year	$ 103,080
Net income	15,288
Additional capital contribution	--
Deduction - draw from capital	(50,000)
Proprietor's capital, at end of year	$ 68,368

The accompanying notes are an integral part of the financial statements

DOUGLAS G. SODERBERG

A/K/A

SODERBERG AND COMPANY

(A SOLE PROPRIETORSHIP)

STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
NET INCOME AND CASH PROVIDED BY OPERATIONS	$ 15,288
CASH FLOWS FROM INVESTING ACTIVITIES	
Marketable securities and net cash used in investment activities	(3,999)
CASH FLOWS FROM FINANCIAL ACTIVITIES	
Capital draw and net cash used in financial activities	(50,000)
NET DECREASE IN CASH	(38,711)
CASH AT BEGINNING OF YEAR	50,680
CASH AT END OF YEAR	$ 11,969

The accompanying notes are an integral part of the financial statements

DOUGLAS G. SODERBERG

A/K/A

SODERBERG AND COMPANY

(A SOLE PROPRIETORSHIP)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2004

Organization and Nature of Business

The proprietorship is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASO).

Summary of Significant Accounting Policies

Marketable securities

Marketable securities are reflected in the financial statements at market value as of December 31, 2004.

Income Taxes

The Proprietorship is treated as an individual for tax purposes. As a result, the net income of the Proprietorship is reflected on the sole proprietor's individual income tax return and the sole proprietor is individually liable for his own tax payments.

Subordinated Liabilities

In the course of my examination of the financial statements, there was no evidence of any liabilities subordinated to the claims of general creditors for the year ended December 31, 2004.

Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Proprietorship is required to maintain a minimum net capital as defined under such provisions. At December 31, 2004 the Proprietorship had net capital and excess net capital of $59,908 and $54,908, respectively.

Related Party Transactions

The Proprietorship is a tenant at will and utilizes the facilities of a related party in conducting its business and maintaining its books and records. There is no rental fee for the use of these facilities for the year ended December 31, 2004.

DOUGLAS G. SODERBERG

A/K/A

SODERBERG AND COMPANY

(A SOLE PROPRIETORSHIP)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2004

Other Matters

The Proprietorship is exempt from "reserve requirements" pursuant to Rule 15c3-1, $2,500 capital category, of the Securities and Exchange Act of 1934.

The Proprietorship did not have control of customer securities as of the report date pursuant to the information for possession or control requirements of Rule 15c3-3 of the Securities and Exchange Act of 1934.

No material differences exist between the audited computation of net capital and the broker/dealer's corresponding unaudited report.

The Proprietorship was required to make the minimum contribution of $150 to the Securities Investors Protection Corporation.

There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

ADDITIONAL INFORMATION

DOUGLAS G. SODERBERG

A/K/A

SODERBERG AND COMPANY

(A SOLE PROPRIETORSHIP)

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2004

Total proprietor's capital from statement of financial condition		$ 68,368
Deduct proprietor's capital not allowable for net capital		--
Total proprietor's capital qualified for net capital		
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		--
Other (deductions) or allowable credits		--
Total capital and allowable subordinated liabilities		$ 68,368
Deductions and/or charges:		
Total non-allowable assets from statement of financial conditions	$ --	
Additional charges for customers' and non-customers' security and commodity accounts	--	
Aged fail-to-deliver		
Secured demand note deficiency	--	
Commodity futures contracts and spot commodities-proprietary capital charges	--	
Other deductions and/or charges	--	
Deductions for accounts carried under Rule 15c3-1 (A)(6), (A)(7) and (c)(2)(X)	--	
Total deductions and/or charges		--
Net capital before haircuts on securities positions		$ 68,368

DOUGLAS G. SODERBERG

A/K/A

SODERBERG AND COMPANY

(A SOLE PROPRIETORSHIP)

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2004

Net capital before haircuts on securities positions		$ 68,368
Haircuts on securities:		
Contractual securities commitments	$ --	
Subordinated securities borrowings	--	
Trading and investment securities		
Bankers acceptances, certificates of deposits and commercial paper	--	
U. S. and Canadian government obligations	--	
State and municipal government obligations	--	
Corporate obligations	--	
Stocks and warrants	--	
Options	--	
Other securities	8,460	
Undue concentrations	--	
Other	--	
Total haircuts on securities		8,460
Net capital		$ 59,908

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Caniff and Associates [70]

ADDRESS

220 Broadway, Suite 105 [71]	Lynnfield [72]	MA [73]	01940 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
[50]	[51]	[52]	[53]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Douglas G. Soderberg d/b/a Soderberg and Company | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12-31-04 | 99
SEC FILE NO. 8-13968 | 98
Consolidated | 198
Unconsolidated X | 199

	Allowable		Non-Allowable		Total	
1. Cash	$ 11,969	200			$ 11,969	750
2. Receivables from brokers or dealers:						
A. Clearance account	$	295				
B. Other		300	$	550		810
3. Receivables from non-customers		355		600	$	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities mutual funds	56,399	424			56,399	850
E. Spot commodities	$	430				
5. Securities and/or other investments not readily marketable:						
A. At cost $ ______ 130						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ______ 150						
B. Other securities $ ______ 160						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ ______ 170						
B. Other securities $ ______ 180						
8. Memberships in exchanges:						
A. Owned, at market $ ______ 190						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value			$	660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680	$	920
11. Other assets	0	535		735	0	930
12. TOTAL ASSETS	$ 68,368	540	$	740	$ 68,368	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Douglas G. Soderberg d/b/a Soderberg and Company as of 12-31-04

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value:		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1(d)) of.... $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1(d)) of.... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 0 [1230]	$ [1450]	$ 0 [1760]

Ownership Equity		Total
21. Sole proprietorship		$ 68,368 [1770]
22. Partnership (limited partners)	$ [1020]	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		[1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 68,368 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 68,368 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Douglas G. Soderberg d/b/a Soderberg and Company as of 12-31-04

COMPUTATION OF NET CAPITAL

Item		Code		Code
1. Total ownership equity from Statement of Financial Condition			$ 68,368	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			68,368	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities— proprietary capital charges		3600		
D. Other deductions and/or charges		3610	( )	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 68,368	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	8,460	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(8,460)	3740
10. Net Capital			$ 59,908	3750

PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Douglas G. Soderberg d/b/a Soderberg and Company — as of 12-31-04

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	5,000	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3758
13. Net capital requirement (greater of line 11 or 12	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	54,908	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	59,908	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$		3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	None	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)				%	0	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Douglas G. Soderberg d/b/a Soderberg and Company

For the period (MMDDYY) from 1-1-04 [3932] to 12-31-04 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

EVENUE

Item		Amount	Code
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss) net loss on sale of securities			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares		15,392	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue dividends $543, interest $109 unrealized gain $3,456		4,108	3995
9. Total revenue		$ 19,500	4030

EXPENSES

Item		Amount	Code
Salaries and other employment costs for general partners and voting stockholder officers		$	4120
Other employee compensation and benefits			4115
Commissions paid to other broker-dealers			4140
Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
Regulatory fees and expenses		1,712	4195
Other expenses audit expense $2500 office expense 0		2,500	4100
Total expenses		$ 4,212	4200

NET INCOME

15,288

Item		Amount	Code
Net income (loss) before Federal income taxes and items below (item 9 less item 16)		$	4210
Provision for Federal income taxes (for parent only)			4220
Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4338]		
Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
Cumulative effect of changes in accounting principles			4225
Net income (loss) after Federal income taxes and extraordinary items		$ 15,288	4230

MONTHLY INCOME

Item	Amount	Code
Income (current month only) before provision for Federal income taxes and extraordinary items	$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Douglas G. Soderberg d/b/a Soderberg and Company

For the period (MMDDYY) from 1-1-04 to 12-31-04

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 103,080	4240
A. Net income (loss)			15,288	4250
B. Additions (includes non-conforming capital of	$	4262)	0	4260
C. Deductions (includes non-conforming capital of	$ (50,000)	4272)	(50,000)	4270
2. Balance, end of period (From item 1800)			$ 68,368	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ None	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ None	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Douglas G. Soderberg d/b/a Soderberg and Company as of 12-31-04

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1) — $2,500 capital category as per Rule 15c3-1 .... X [4550]

B. (k) (2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2) (B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm [4335] .... [4570]

D. (k) (3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals